Appendix 99.1 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity Mesoblast Limited
ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip R. Krause
Date of last notice	16 January 2023

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in ordinary shares held in the form of American Depositary Shares (“ADSs”) held by custodian JP Morgan Nominees Australia Pty Limited. Direct interest in the ADSs.
Date of change	5 June 2023
No. of securities held prior to change	200,000 options
Class	American Depositary Shares. Each ADS represents 5 ordinary shares. shares.
Number acquired	20,000 ADSs
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$74,100 (US$3.705 per ADS)

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 1

Appendix 3Y Change of Director’s Interest Notice

No. of securities held after change	100,000 ordinary shares held in the form of 20,000 ADSs 200,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market share purchase on the NASDAQ

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 2    01/01/2011